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                                          FILED BY TRANSWORLD HEALTHCARE, INC.
                PURSUANT TO RULES 165 AND 425 UNDER THE SECURITIES ACT OF 1933
                           SUBJECT COMPANY: TRANSWORLD HEALTHCARE (UK) LIMITED

[TRANSWORLD HEALTHCARE LOGO]


FOR IMMEDIATE RELEASE              For further information, contact:
   APRIL 25, 2002                  Jack Wynne, Chief Financial Officer
                                   212-750-0064, jack.wynne@transworldhc.com
                                                      OR
                                   Susan Lewis, 303-804-0494, pairelate@aol.com

                     TRANSWORLD HEALTHCARE, INC. ANNOUNCES
                   CORPORATE REORGANIZATION AND NAME CHANGE

         NEW YORK, NY ... APRIL 25, 2002 ... Transworld Healthcare, Inc. (AMEX:TWH), a leading provider of flexible healthcare staffing services in the United Kingdom through its subsidiary, Allied Healthcare Group, Ltd., announced today it has entered into a corporate reorganization agreement with the minority investors in its U.K. operations. Under the terms of the reorganization, the minority interest, representing approximately 33 percent of Allied's operating subsidiary, owned by institutional investors, the bank syndicate and senior U.K. management, will be exchanged into convertible preferred and common stock in Transworld, giving Transworld 100 percent ownership of the U.K. operations.

         The reorganization is subject to usual closing conditions, as well as shareholder approval, and will be voted on at the company's annual meeting, planned for early summer in New York.

         The reorganization allows the company to achieve several important objectives, including: streamlining a complex corporate structure; capitalizing on opportunities within the U.S. flexible healthcare staffing services market; converting the equity and subordinated debt investments in Transworld's U.K. business into direct investments in the parent Transworld; creating a direct single management team responsible for overseeing the company's domestic and U.K. operations; securing more effective financial sponsorship; and a possible listing of shares on The London Stock Exchange.

         Allied, since its refinancing in 1999, has emerged quickly as a leading provider of flexible healthcare staffing services in the United Kingdom, making it the second largest company nationally in its sector. From nearly 110 offices, Allied supplies nurses and carers to its clients which range from hospitals and nursing homes to private patients and the community care sectors.

         Transworld will focus on its core staffing business and now seeks to replicate the successes it has realized in the U.K. staffing industry in the United States. As part of the reorganization plan, subject to shareholder approval, the company will change its name to Allied Healthcare International Inc. to better reflect its new business focus.
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                                   - more -
Transworld Healthcare, Inc.
Reorganization Plan
Page 2

         "This reorganization plan will transform Transworld and affords the company and its shareholders, significant opportunities to expand our business internationally and be appropriately recognized and valued in the U.S. and U.K. marketplaces. Moreover, the plan underscores the value our recent institutional investors in Allied placed on their future investment by converting their shares directly into preferred stock in Transworld. The company, under certain circumstances, can call for the conversion of the convertible preferred into common stock at approximately $10 per share," stated Timothy M. Aitken, chairman and chief executive officer of Transworld.

         Management believes the market does not properly value the company and is hampered from doing so by the current complex corporate structure. Since most of Transworld's operations are held in a foreign subsidiary with various outstanding dilutive securities, management believes it has been difficult for analysts and investors to fairly value the company. The transaction values Allied at 2 pounds sterling per share, which translates into approximately $8.31 per Transworld share, and is expected to be accretive to existing shareholders.

         The company engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to render a fairness opinion to the company's board of directors on the exchange ratio included in the reorganization transactions.

         Aitken further stated: "As a result of the reorganization, on a fully diluted basis, no one shareholder will have more than a 40 percent ownership in the company. This is in sharp contrast to the historical ownership of Transworld. During the past five years, various Hyperion entities of Uniondale, NY owned nearly 70 percent of the company. Once this plan is completed, Transworld will operate as a typical public company with a proper float in its stock. This will lift the many limitations to which the company was previously subject."

         The structure of Transworld's Board of Directors will also significantly change under the reorganization plan. The current Board of Directors consists of five members, and the proposed Board will have eight, two of whom are the senior company executives and six outside directors. Additionally, four of those directors are fully independent with no shareholder affiliation. The new board, which will be the same for both the U.S. company and our U.K. operating subsidiary, will also have significant representation with experience in the U.K. healthcare business as well as specific financial and legal expertise. Such representation will prove beneficial should the company seek a listing of its shares in the United Kingdom.

         Sarah L. Eames, Transworld president and chief operating officer, added: "We believe that this reorganization will have a positive impact on our ability to gain financial sponsorship and a renewed access to capital. It allows us to expand with a rapidly growing market and to continue to make acquisitions in a market consolidation, which is evident in both the United Kingdom and the United States."

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                                   - more -

Transworld Healthcare, Inc.
Reorganization Plan
Page 3

         "This reorganization presents the company with an entirely new opportunity to become a leading international flexible healthcare staffing provider, particularly in markets experiencing chronic shortages. Based upon our proven successes, we are determined to be accurately evaluated and ranked with U.S. and U.K. peer groups," Eames concluded.

         The company also announced today that it has entered into a stock purchase agreement with Boston-based Triumph Partners III, L.P and Triumph III Investors, L.P. (together "Triumph") and Hyperion TWH Fund II LLC of Uniondale, NY. The transaction is subject to various closing conditions.

         Under the terms of the agreement, Triumph and Hyperion will purchase an aggregate of 750,000 shares of common stock of the company at a price of $4.25 per share for an aggregate purchase price of $3,187,500. Both Triumph and other Hyperion affiliated entities are already significant investors in Transworld. In addition, the company also issued approximately 1.2 million shares of common stock and entered into an agreement with certain senior management, included in the U.K. redeemable share scheme who are also U.S. residents, so as not to disadvantage them under the terms of the plan established in the capital reorganization of Allied in 1999.

         New York-based Transworld Healthcare, Inc. provides a broad range of alternate site healthcare services, primarily in the United Kingdom. The company provides flexible healthcare staffing services in the U.K. through its subsidiary, Allied Healthcare Group, Ltd.

Certain statements contained herein are forward-looking statements that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause actual results in future periods or plans for future periods to differ materially from those described herein as anticipated, believed or estimated.


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Transworld Healthcare, Inc. will be filing a Registration Statement on Form
S-4 with the Securities and Exchange Commission that will include a copy of the definitive reorganization agreement, a prospectus for the securities being offered in the reorganization, proxy information regarding the shareholders' meeting, and other information. Please read the Registration Statement and all other documents we file with the SEC because they contain important information regarding the reorganization. The documents are available at the SEC's website (www.sec.gov). When the Registration Statement becomes effective, copies of the prospectus and proxy materials can be obtained without charge by directing a request to Transworld Healthcare, Inc., 555 Madison Avenue, New York, New York 10022, Attn: Mr. John B. Wynne.

This press release is neither an offer to sell nor a solicitation of an offer to buy securities. An offer will be made only by the prospectus to be included in the Registration Statement. This press release is being issued in accordance with Rule 165 promulgated under the Securities Act of 1933, as amended.

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